SUTHERLAND ASBILL & BRENNAN LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980
202.383.0100 Fax 202.637.3593
www.sutherland.com

CYNTHIA R. BEYEA

DIRECT LINE: 202.383.0472

E-mail: Cynthia.beyea@sutherland.com

May 13, 2013

Karen Rossotto, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:	Realty Capital Income Funds Trust

Pre-Effective Amendment No. 1

File Nos. 811-22785, 333-185734

Dear Ms. Rossotto:

On February 20, 2013, Realty Capital Income Funds Trust (the “Registrant”) filed a pre-effective amendment to the above referenced registration statement on Form N-1A. On April 10, 2013, you provided comments to me during a telephone call. On behalf of the Registrant, set forth below are those comments and the Registrant’s responses to the comments. Please note that the Registrant has created one prospectus for Class A and Class C shares and one prospectus for Class I shares. The two prospectuses are included in the filing.

Comment 1: Please insert a space between the Shareholder Fees Table and the Annual Fund Operating Expenses Table.

Response: A space has been added between the two fee tables as requested.

Comment 2: Please confirm that the expense limitation agreement will be included as an exhibit to the next filing.

Response: The expense limitation agreement is included as an exhibit to pre-effective amendment number 2.

Comment 3: Please confirm that the expense limitation agreement will remain in effect for at least one year after the effective date of the registration statement.

Karen Rossotto, Esq.

May 13, 2013

Response: The Registrant confirms that the expense limitation agreement will remain in effect for at least one year after the effective date of the registration statement.

Comment 4: Please confirm that the board of trustees does not have a current intent to terminate the expense limitation agreement.

Response: The Registrant confirms that the board of trustees has no current plans to terminate the expense limitation agreement.

Comment 5: If the Fund will invest in affiliated closed-end funds, please state this in the prospectus.

Response: The following disclosure has been added to the prospectuses:

“The Fund may purchase shares of closed-end funds that are managed by an affiliate of the Adviser only to the extent that they are traded on a national exchange.”

Comment 6: The discussion about the investment adviser on page 5 contains more information about ARC than NFA. Please include on page 5 the language about NFA from page 14.

Response: The prospectuses have been revised as requested.

Comment 7: On page 24, in the discussion of “return of capital,” please include the following disclosure: “While distributions consisting of a return of capital may themselves be non-taxable, they will lower a shareholder’s basis in the securities so that when the shareholder eventually sells the securities, even if sold at a loss on the original investment, the shareholder may be obligated to pay taxes on gains.

Response: The requested disclosure has been added to the prospectuses.

Comment 8: In the fundamental investment policy regarding concentration, please change the word “however” to “except”.

Response: The requested change has been made.

Comment 9: In the fundamental investment policy regarding concentration, please change “assets” to “total assets”.

Response: The requested change has been made.

Karen Rossotto, Esq.

May 13, 2013

Comment 10: In the paragraph following the fundamental investment restrictions, the phrase “as described above” should read “as described below”.

Response: The requested change has been made.

Comment 11: In the Registrants prior response letter, in the response to comment 13, the Registrant indicated that language regarding the Registrant’s compliance with Investment Company Release No. 10666 had been added to the SAI. Adding such language is not required, but if the Registrant did add such language, please identify the language.

Response: Related language was added to the SAI, but the Registrant did not add language to directly state that it would comply with Release No. 10666. We apologize for the misstatement in the response letter.

Comment 12: Please confirm that information about the Board will be included in the next filing.

Response: Information about the Board of Trustees is contained in pre-effective amendment number two.

Comment 13: Please confirm that the name(s) of the portfolio manager(s) are listed in both the prospectus and SAI.

Response: The Registrant confirms the Fund’s portfolio manager is named in both the prospectuses and SAI.

*      *      *      *

We hope that the foregoing has been responsive to your comments. If you have any questions or concerns about the responses set forth above, please call the undersigned at 202-383-0472 or Steve Boehm at 202-383-0176.

Sincerely,

/s/ Cynthia R. Beyea
Cynthia R. Beyea

cc:	John H. Grady, AR Capital
Steve Boehm, Sutherland